EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (the "Agreement"), dated effective as of June 13 , 2014 (the "Effective Date"), by and between Helius Medical Technologies Inc, a Wyoming registered corporation (the "Company"), and Philippe Deschamps (the "Executive").

W I T N E S S E T H:

WHEREAS, the Company desires to employ the Executive and the Executive desires to be employed by the Company, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. EFFECTIVENESS OF AGREEMENT

This Agreement shall become effective as of the Effective Date.

2. EMPLOYMENT AND DUTIES

2.1. General. The Company hereby employs the Executive, and the Executive agrees to serve, as the Chief Executive Officer of the Company, upon the terms and conditions contained herein. The Executive shall have all of the responsibilities and powers normally associated with such office in a company of the size and nature as the Company. The Executive shall perform such other duties and services for the Company commensurate with the Executive's position as may be designated from time to time by the Board of Directors of the Company (the "Board"). The Executive agrees to serve the Company faithfully and to the best of the Executive's ability under the direction of the Board.

2.2. Term of Employment. The Company and Executive hereby acknowledge that Executive's employment by the Company shall be at-will (as defined under applicable law), and may be terminated at any time, with or without Cause (as defined below), at the option of either the Company or Executive, subject in some cases to the prior notice period required under Section 5 of this Agreement. If Executive's employment terminates for any reason, Executive shall not be entitled to any payments, benefits, damages, awards or compensation other than as specifically provided in Section 5 of this Agreement. No provision of this Agreement shall be construed as conferring upon Executive a right to continue as an employee of the Company. On the date on which Executive's employment with the Company terminates, for whatever reason, unless specifically otherwise agreed in writing between Executive and the Company, Executive shall cease to hold any position (whether as an officer, director, manager, employee, trustee, fiduciary, or otherwise) with the Company and any of its affiliates. The period of Executive's employment under this Agreement is referred to herein as the "Employment Term."

2.3. Reimbursement of Expenses. The Company shall reimburse the Executive for reasonable travel and other business expenses incurred by the Executive in the fulfillment of the

Executive's duties hereunder upon presentation by the Executive of an itemized account of such expenditures, in accordance with practices of the Company applied during the Employment Term.

2.4. Place of Employment. During the Employment Term the Executive shall principally work out of his Home office (with some expected travel to the Company's behalf) provided, however, that the Company may require the Executive to travel from time to time in order to effect the Company's business consistent with the Executive's position.

3. COMPENSATION

3.1. Base Salary. The Executive shall receive a base salary ("Base Salary") at an annualized rate of $250,000 until qualified investments in the Company reach a level of $5 million U.S. (a "Financing Threshold"). After the Financing Threshold has been achieved, the Executive's Base Salary will increase to $300,000 for the period commencing on the date that the Financing Threshold has been achieved and continuing until the end of the Employment Term. The Base Salary shall be payable in arrears in equal installments not less frequently than semi-monthly in accordance with the payroll practices of the Company, less such appropriate deductions as shall be required to be withheld by applicable law and regulations, or by written election of the Executive if agreed to by the Company.

3.2. Annual Review. The Executive's Base Salary shall be reviewed by the Board of Directors, based upon the Executive's performance, not less often than annually, and the Executive's Base Salary may thereafter be increased as may be approved by the Board in its sole discretion. In addition to any increases affected as a result of such reviews as contemplated by the first sentence of this Section 3.2, the Board may, upon the recommendation of the chairperson of the Board, at any time and in its sole discretion, increase the Executive's Base Salary. The term "Base Salary" as used herein shall mean and refer to the then current base salary, as increased and adjusted from time to time in accordance with this Section 3.2 hereof.

3.3. Annual Bonus. In addition to Base Salary, the Executive shall be eligible to receive an annual bonus ("Annual Bonus"), for each of the calendar years ending during the Employment Term. The Executive shall have the opportunity to receive a target annual bonus of thirty (30%) of Base Salary ("Target Bonus"), conditioned upon, and subject to upward or downward adjustment based upon, achievement of the Company and individual goals to be established in good faith by the Board and the Executive, with any such bonus being payable within thirty (30) days following the Company's receipt of its audited financial statements pertaining to such year, usually occurring at or about April 1 of the following year. The Executive must be employed as of the date the Annual Bonus is distributed to receive the Annual Bonus.

4. EMPLOYEE BENEFITS

4.1. The Executive shall, during the Employment Term, be included to the extent eligible thereunder in an employee benefit plans, (including, without limitation, any plans, programs or arrangements providing health, or vacation and paid holidays) which shall be established by the Company for, or made generally available to, senior executives of the Company whose positions are commensurate to that of the Executive.

4.2. The Executive shall, during the Employment Term, be allowed to take up to five (5) weeks of vacation and sick leave each year or such other amount as shall be established by the Company for senior executives of the Company whose positions are commensurate to that of the Executive.

5. TERMINATION OF EMPLOYMENT

5.1. Termination Without Cause or For Good Reason

5.1.1. General. The employment of the Executive may be terminated by the Company at any time without Cause (as defined in Section 5.3) or by the Executive for Good Reason (as defined in Section 5.4) by written notice to the other party, as applicable. Subject to the provisions of Sections 5.1.2, 5.1.3 and 5.1.4 and notwithstanding the pendency of the Employment Term, if the Executive's employment is terminated by the Company without Cause or by the Executive for Good Reason, the Company shall pay the Executive an aggregate amount equal to the sum of the Executive's Base Salary and the earned portion Annual Bonus paid for the year preceding the year of the Executive's termination of with such amount to be paid in equal monthly installments during the twelve (12) month period following such termination of employment ("Severance Period"). The Executive shall have no further right to receive any other compensation or benefits after such termination of employment except as determined in accordance with the terms of the employee benefit plans or programs of the Company.

5.1.2. Release. The receipt of severance pay and benefits, in any amount, is conditioned upon and subject to the Executive's execution of a release and waiver in a form reasonably satisfactory to the Company. Such release shall be executed and delivered (and no longer subject to revocation, if applicable) within sixty (60) days following termination. The Executive will not receive severance pay and benefits, in any amount or under any circumstances, if the Company's release and waiver is not executed and in full effect.

5.1.3. Conditions Applicable to the Severance Period. If, during the Severance Period, the Executive materially breaches his obligations under Section 7 of this Agreement, the Company may, upon written notice to the Executive, terminate the Severance Period and cease to make any further payments or provide any benefits described in Section 5.1.1.

5.1.4. Death During Severance Period. In the event of the Executive's death during the Severance Period, payments of Base Salary under this Section 5 shall continue to be made during the remainder of the Severance Period to the beneficiary designated in writing for this purpose by the Executive or, if no such beneficiary is specifically designated, to the Executive's estate.

5.1.5. Date of Termination. The date of termination of employment without

Cause shall be the date specified in a written notice of termination to the Executive.

5.2. Other Termination.

5.2.1. General. If prior to the expiration of the Employment Term, the Executive's employment is terminated by the Company for Cause or the Executive resigns other than for Good Reason, the Executive shall be entitled only to (i) payment of the Executive's

Base Salary as then in effect through and including the date of termination or resignation, and (ii) accrued but unused vacation and personal days, floating holidays as well as Company reimbursable expenses. The Executive shall have no further right to receive any other compensation or benefits after such termination or resignation of employment, except as determined in accordance with the terms of the employee benefit plans or programs of the Company or as required by law (e.g., COBRA).

5.2.2. Date of Termination. Subject to the provision in Section 5.3, the date of termination for Cause shall be the date specified in a written notice of termination to the Executive and the date of resignation by the Executive shall be the date specified in the Executive's written resignation to the Company.

5.3. Cause. Termination for "Cause" shall mean termination of the Executive's employment, in the sole judgment of the Company, because of one or more of the following:

(i) any act or omission that constitutes negligence, misconduct, or a material breach by the Executive of any of the Executive's obligations under this Agreement;

(ii) the refusal and continued failure of the Executive to substantially perform the duties reasonably required of the Executive (except termination due to death or Permanent Disability (as hereinafter defined) as addressed below);

(iii) conviction of a crime (including conviction on a nolo contendre plea) involving fraud, dishonesty or moral turpitude;

(iv) any other misconduct by the Executive which is injurious to the financial condition or business reputation of, or is otherwise injurious to, the Company or any of its subsidiaries or affiliates;

(v) a material breach of this Agreement that is not cured within ten (10) days of notice from the Company.

5.4. Good Reason. Termination for "Good Reason" shall mean termination of the Executive's employment, in the sole judgment of the Executive, because of one or more of the following: (i) any material adverse change in the nature or scope of the Executive's authority, duties or responsibilities; or (ii) any reduction in the Executive's Base Salary (other than a proportional reduction as part of a generalized reduction in the base salaries of senior management of the Company or due to an administrative mistake which is timely resolved); provided, however, that Executive may not resign his employment for Good Reason unless: (x) Executive provided the Company with at least thirty (30) days prior written notice of his intent to resign for Good Reason (which notice must be provided within sixty (60) days following the occurrence of the event(s) purported to constitute Good Reason); and (y) the Company has not reasonably remedied the alleged violation(s) within the thirty (30) day period.

6. DEATH OR DISABILITY

In the event of termination of employment by reason of death or Permanent Disability, the Company shall continue to make payment of the Base Salary to the Executive's legal representatives (in the case of Executive's death) or to Executive (in the case of Executive's disability) in accordance with the Company's general policies and practices then in effect, and the Executive or the Executive's estate shall be entitled to Base Salary and benefits determined under Sections 3 and 4 hereof for a period of (i) six (6) months beginning on the date of death or (ii) in the case of Permanent Disability, for twelve (12) months beginning on the date of Permanent Disability. Other benefits shall be determined in accordance with the benefit plans maintained by the Company, and the Company shall have no further obligation hereunder. For purposes of this Agreement, "Permanent Disability" means the Executive shall have been absent from or unable to perform the Executive's duties with the Company, as a result of the Executive's incapacity due to physical or mental illness for a continuous period of one hundred eighty (180) days and that within thirty (30) days after receiving a notice of termination from the Company the Executive shall not have returned to the full time performance of the Executive's duties. The notice of termination shall set forth in reasonable detail the facts claimed to provide the basis for the Company determination that a Permanent Disability exists.

7. NONSOLICITATION; NONDISPARAGEMENT; CONFIDENTIALITY; NONCOMPETITION; INVENTIONS AND PATENTS

7.1. Nonsolicitation. For so long as the Executive is employed by the Company and continuing for twelve (12) months thereafter, the Executive shall not, without the prior written consent of the Company, directly or indirectly, as a sole proprietor, member of a partnership, stockholder or investor, officer or director of a corporation, or as an employee, associate, consultant or agent of any person, partnership, corporation or other business organization or entity other than the Company: (x) (i) solicit or endeavor to entice away from the Company, or any of its subsidiaries or affiliates, any person or entity who is employed by, or serves as an agent or key consultant of, the Company, or any of its subsidiaries or affiliates, or (ii) solicit any person or entity who during the then most recent twelve-month period, was employed by or served as an agent or key consultant of the Company or any of its subsidiaries or affiliates, or (y) endeavor to entice away from, the Company, or any of its subsidiaries or affiliates or solicit with respect to services then being rendered or planned, proposed or contemplated to be rendered by the Company or any such subsidiary or affiliate, any person or entity who is, or was within the then most recent twelve month period, a customer (or reasonably anticipated) (to the general knowledge of the Executive or the public) to become a customer or client of the Company, or any of its subsidiaries or, affiliates ("Customers"). For the purposes of this Section 7.1, ownership of securities having no more than one percent of the outstanding voting power of any entity which is listed on any national securities exchange or traded actively in the national over-the-counter market shall not be deemed in violation of this Section 7.1 so long as the Executive has no other connection or relationship with such entity.

7.2. Non-Disparagement. The Executive hereby covenants and agrees that the Executive shall not, directly or indirectly, make or solicit or encourage others to make or solicit any disparaging remarks concerning the Company or its affiliates, or any of its products, services, businesses or activities; provided that the foregoing restriction shall not prevent truthful testimony compelled by valid legal process.

7.3. Confidentiality. The Executive covenants and agrees with the Company that the Executive will not at any time, except in performance of the Executive's obligations to the Company hereunder or with the prior written consent of the Company, directly or indirectly, disclose any secret or confidential information that the Executive may learn or has learned by reason of the Executive's association with the Company, or any of its subsidiaries or affiliates. The term "confidential information" includes information not previously disclosed to the public or to the trade by the Company's management or otherwise in the public domain, with respect to the Company's or any of its affiliates' or subsidiaries', products, facilities, applications and methods, trade secrets and other intellectual property, systems, procedures, manuals, confidential reports, product price lists, customer lists, technical information, financial information (including the revenues, costs or profits associated with any of the Company's products), business plans, prospects or opportunities, but shall exclude any information which (i) is or becomes available to the public or is generally known in the industry or industries in which the Company operates other than as a result of disclosure by any employee of the Company, including, but not limited to, the Executive, in violation of any agreement with the Company including, but not limited to, the Executive's agreement under this Section 7.3 or (ii) the Executive is required to disclose under any applicable laws, regulations or directives of any government agency, tribunal or authority having jurisdiction in the matter or under subpoena or other process of law, or (iii) which Executive demonstrates was already known to the Executive prior to the Executive's employment with the Company.

7.4. No Competing Employment. For so long as the Executive is employed by the Company and continuing for twelve (12) months thereafter, the Executive shall not, directly or indirectly, as a sole proprietor, member of a partnership, stockholder, investor, officer or director of a corporation, or as an employee, associate, consultant or agent of any person, partnership, corporation or other business organization or entity other than the Company or any of its subsidiaries or affiliates render any service to or in any way be affiliated with a competitor (become a competitor) of the Company or any of its subsidiaries or affiliates. For purposes of this Section 7.4, as it relates to the twelve (12) month period following the termination of Executive's employment with the Company, an entity which neither sells nor markets, directly or indirectly, products or services substantially similar to those of the Company, its subsidiaries or affiliates or those being actively developed by the Company, its subsidiaries or affiliates to at least one of the existing customers of the Company or its subsidiaries or affiliates or the customers being actively developed or solicited by the Company or its subsidiaries or affiliates nor proposes to develop products or services for sale, directly or indirectly, to any such customer, shall not be deemed to be a competitor of the Company. For the purposes of this Section 7.4, ownership of securities having no more than five percent of the outstanding voting power of any competitor which his listed on any national securities exchange or traded actively in the national over-the-counter market shall not be deemed in violation of this Section 7.4 so long as the Executive has no other connection or relationship with such competitor.

7.5. Exclusive Property. The Executive confirms that all confidential information is and shall remain the exclusive property of the Company. All business records, papers and documents kept or made by the Executive relating to the business of the Company shall be and remain the property of the Company.

7.6. Inventions and Patents. The Executive acknowledges that all discoveries, concepts, ideas, inventions, innovations, improvements, developments, methods, processes, design, analyses, drawings, specifications, plans, sketches, reports, materials, programs, systems, software, models, know-how, devices, data, databases, technology, trade secrets, works of authorship, copyrightable works, and all patents, registrations or applications related thereto, all other intellectual property or proprietary information and all similar or related information (whether or not patentable and copyrightable and whether or not reduced to tangible form or practice) which relate to the business, research and development or existing or future products or services of the Company and or its subsidiaries or affiliates and which are conceived, developed or made by him during the Executive's employment with the Company ("Work Product") shall be deemed to be "work made for hire" (as defined in the Copyright Act, 17 U.S.C.A. Section 101 et seq., as amended) and owned exclusively by the Company. To the extent that any Work Product is not deemed to be "work made for hire" under applicable law, and all right, title and interest in and to such Work Product have not automatically vested in the Company, the Executive hereby (a) irrevocably assigns, transfers and conveys, and shall assign transfer and convey, to the full extent permitted by applicable law, all right, title and interest in and to the Work Product on a worldwide basis to the Company (or such other person or entity as the Company shall designate) without further consideration, and (b) waives all moral rights in or to all Work Product, and to the extent such rights may not be waived, agrees not to assert such rights against the Company or its respective licensees, successors or assigns. The Executive shall promptly disclose such Work Product to the Company and execute all documents and perform all actions reasonably requested by the Company (whether during or after the Executive's employment with the Company) to establish, confirm, evidence, effectuate, maintain, protect, enforce, perfect, record, patent or register any of the Company's rights hereunder (including, without limitation, assignments, consents, powers of attorney and other instruments). Notwithstanding the above, Executive shall immediately advise the Company of all Work Product and request specific permission, in writing, to be exempt from this paragraph for that Work Product only. Executive shall only be exempt if the Executive receives specific permission, in writing, from the Board.

7.7. Injunctive Relief. Without intending to limit the remedies available to the Company, the Executive acknowledges that a breach of any of the covenants contained in this Section 7 may result in material and irreparable injury to the Company or its affiliates or subsidiaries for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Company shall be entitled to seek a temporary restraining order and/or preliminary or permanent injunction restraining the Executive from engaging in activities prohibited by this Section 7 or such other relief as may be required specifically to enforce any of the covenants in this Agreement. If for any reason it is held that the restrictions under this Section 7 are not reasonable or that consideration therefore is inadequate, such restrictions shall be interpreted or modified to include as much of the duration and scope identified in this Section 7 as will render such restrictions valid and enforceable.

8. ARBITRATION

Any dispute arising under or in connection with this Agreement or Executive's employment or termination thereof, other than Section 7 that cannot be mutually resolved by the parties hereto shall be settled exclusively by arbitration in Philadelphia, Pennsylvania in accordance with the rules of the American Arbitration Association then in effect, before one arbitrator of exemplary qualifications and stature, who shall be selected jointly by the Company and the Executive, or, if the Company and the Executive cannot agree on the selection of the arbitrator selected by the American Arbitration Association (provided that any arbitrator selected by the American Arbitration Association shall not, without the consent of the parties hereto, be affiliated with the Company or the Executive or any of their respective affiliates). Judgment may be entered on the arbitrator's award in any court having jurisdiction. The parties hereby agree that the arbitrator shall be empowered to enter an equitable decree mandating specific enforcement of the terms of this Agreement. The parties understand and agree, however, that disputes arising under Section 7 of this Agreement may be brought in a court of law or equity without submission to arbitration. The Executive further agrees to accept service of process by first class or certified United States mail and consents to the jurisdiction of the Philadelphia, Pennsylvania courts.

9. SECTION 409A COMPLIANCE

To the extent applicable, this Agreement shall be interpreted in accordance with Section 409A of the internal Revenue Code of 1986, as amended ("Section 409A"), and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the date hereof ("409A Guidance"). Notwithstanding any provision of the Agreement to the contrary, (i) if, at the time of the Executive's termination of employment with the Company, the Executive is a "specified employee" as defined in 409A Guidance and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under 409A Guidance, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to the Executive) until the date that is six months following the Executive's termination of employment with the Company (or the earliest date as is permitted under Section 409A), (ii) if any other payments of money or other benefits due to the Executive hereunder could cause the application of an accelerated or additional tax under Section 409A, the Company may (a) adopt such amendments to the Agreement, including amendments with retroactive effect, that the Company determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Agreement and/or (b) take such other actions as the Company determines necessary or appropriate to comply with the requirements of 409A Guidance; provided, however, that the Company shall consult with the Executive in good faith regarding the implementation of this Section 9, and in no event shall the benefits to which Executive is entitled be reduced and the period of deferment shall not exceed 6 months, and (iii) to the extent that the payment of any amount under Section 5.1.1 constitutes "nonqualified deferred compensation" for purposes of Section 409A, any such payment scheduled to occur during the first sixty (60) days following the termination of employment shall not be paid until the first regularly scheduled pay period following the sixtieth (60th) day following such termination and shall include the payment of any amount that was otherwise scheduled to be paid prior thereto.

10. MISCELLANEOUS

10.1. Notices. All notices or communications hereunder shall be in writing, addressed as follows:
To the Company:	Helius Medical Technologies Inc. 12 Penns Trail, Newton PA 18940

To the Executive:	Philippe Deschamps 208 Palmer Alley Newtown PA 18940 Phone: Email:

All such notices shall be conclusively deemed to be received and shall be effective (i) if sent by hand delivery, upon receipt, (ii) if sent by telecopy or facsimile transmission, upon confirmation of receipt by the sender of such transmission or (iii) if sent by registered or certified mail, on the fifth day after the day on which such notice is mailed. Notice given by telecopy or facsimile must also be given simultaneously by one of the other 2 methods.

10.2. Severability. Each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

10.3. Assignment. The Company's rights and obligations under this Agreement shall not be assignable by the Company, except that the Company may assign this Agreement in connection with the sale of all or substantially all of its assets. Neither this Agreement nor any rights hereunder shall be assignable or otherwise subject to hypothecation by the Executive. Notwithstanding this provision, in the event that this Agreement is assigned in connection with a sale of the Company and the Executive terminates the Executive's employment with the Company following the six (6) month anniversary of the completion of the Company's sale transaction, the Executive shall be entitled to receive severance pursuant to Section 5.1.1 of this Agreement.

10.4. Entire Agreement. This Agreement represents the entire agreement of the parties and shall supersede any and all previous contracts, arrangements or understandings between the Company and the Executive. This Agreement may be amended at any time by mutual written agreement and any statement contained in any employment manual memo or rule of general applicability of the Company, this Agreement shall control.

10.5. Withholding. The payment of any amount pursuant to this Agreement shall be subject to applicable withholding and payroll taxes and such other deductions as may be required under the Company's employee benefit plans, if any.

10.6. Governing Law. This Agreement shall be construed, interpreted and governed in accordance with the laws of Pennsylvania without reference to rules relating to conflict of law.

10.7. Survival. Except as otherwise specifically provided in this Agreement, all representations, warranties, covenants, agreements and conditions contained in or made pursuant to this Agreement shall survive until termination of this Agreement, except that Sections 7, 8, 9, and 10 of this Agreement shall survive the termination of this Agreement.

10.8. Submission to Jurisdiction. Any action which may be brought in a court of law with respect to this Agreement may be brought in the courts of the State of New Jersey or of the United States of America for the District of New Jersey, and the Executive accepts for himself and with respect to the Executive's property, generally and unconditionally, the jurisdiction of these courts. The Executive irrevocably waives any objection, including, but not limited to, any objection of the laying of venue or based on the grounds of forum non conveniens, which the Executive may now or hereafter have to the bringing of any action in those jurisdictions.

10.9. Waiver of Jury Trial. The Executive waives any right to a trial by jury in any action to enforce or defend any right under this Agreement or any amendment, instrument, document or agreement delivered or to be delivered in connection with this Agreement or arising from any employment relationship existing in connection with this Agreement, and agrees that any action shall be tried before an arbitrator, as outlined in Section 8, and not before a jury.

10.10. Attorney' s Fees . In the event the Company brings an action to enforce any of the provisions of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, expert witness fees and costs in addition to any other relief afforded by law.

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IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed and the Executive has hereunto set the Executive's hand, effective as of the day and year first above written.

THE COMPANY:

Helius Medical Technologies, Inc.

By:     _/s/ Savio Chiu______________________
Director

EXECUTIVE:

By:     _/s/ Philippe Deschamps______________
Philippe Deschamps